February 24, 2011

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	The Hartford Mutual Funds, Inc. (SEC Files Nos. 333-02381 and 811-07589) and The Hartford Mutual Funds II, Inc. (SEC File Nos. 002-11387 and 811-00558) (the “Registrants”)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided telephonically to me, Stephanie Capistron, Alice Pellegrino and Ellen Valvo on Wednesday, January 26, 2011, with respect to The Hartford Mutual Funds, Inc. Post-Effective Amendment No. 86 and The Hartford Mutual Funds II, Inc. Post-Effective Amendment No. 111, each filed on December 15, 2010, where you requested that the Registrants submit an EDGAR correspondence filing that includes the market capitalization ranges for all funds where such ranges are to be included in the filing pursuant to Rule 485(b) under the Securities Act of 1933.  Attachment I contains the requested information.

Sincerely,

/s/ Kathryn S. Cohen
Kathryn S. Cohen

cc:	Alice A. Pellegrino
John V. O’Hanlon

US  Austin  Boston  Charlotte  Hartford  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC

EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

Attachment I

The Hartford Advisers Fund

As of December 31, 2010, the market capitalization of companies included in the S&P 500 Index ranged from approximately $1.5 billion to $368.7 billion.

The Hartford Disciplined Equity Fund

As of December 31, 2010, the market capitalization of companies included in the S&P 500 Index ranged from approximately $1.5 billion to $368.7 billion.

The Hartford Dividend and Growth Fund

As of December 31, 2010, the market capitalization of companies within the S&P 500 Index ranged from approximately $1.5 billion to $368.7 billion.

The Hartford Fundamental Growth Fund

As of December 31, 2010, the market capitalization of companies included in the Russell 1000 Growth Index ranged from approximately $237 million to $368.7 billion.

The Hartford Global Enhanced Dividend Fund

As of December 31, 2010, the market capitalization of companies within the Russell 3000 Index ranged from approximately $10 million to $368.7 billion.

The Hartford Global Research Fund

The MSCI All Country World Index is currently comprised of forty-five countries.

The Hartford Growth Fund

As of December 31, 2010 the market capitalization of companies included in the Russell 1000 Growth Index ranged from approximately $237 million to $368.7 billion.

The Hartford International Opportunities Fund

As of December 31, 2010, the range of market capitalizations of companies in the MSCI AC World ex US Index was between approximately $641 million and $285.8 billion.

The Hartford International Small Company Fund

The Fund defines small capitalization companies as companies with a market capitalization within the range of the S&P EPAC SmallCap Index.  As of December 31, 2010 this range was approximately $49.8 million to $13.7 billion.

The Hartford MidCap Fund

The Fund defines mid-capitalization companies as companies with market capitalizations within the collective range of the Russell Midcap and S&P MidCap 400 Indices. As of December 31, 2010, this range was approximately $237 million to $21.7 billion.

The Hartford MidCap Value Fund

The Fund defines mid-capitalization companies as companies with market capitalizations within the collective range of the Russell Midcap and S&P MidCap 400 Indices.  As of December 31, 2010, this range was approximately $237 million to $21.7 billion.

The Hartford Small Company Fund

The Fund defines small capitalization companies as companies with market capitalizations within the collective range of the Russell 2000 and S&P SmallCap 600 Indices. As of December 31, 2010, this range was approximately $10 million to $5.1 billion.

The Hartford SmallCap Growth Fund

The Fund defines small capitalization companies as companies with market capitalizations within the collective range of the Russell 2000 and S&P SmallCap 600 Indices. As of December 31, 2010, this range was approximately $10 million to $5.1 billion.

The Hartford Small/Mid Cap Equity Fund

The Fund defines small-capitalization and mid-capitalization companies as companies with market capitalizations within the collective range of companies in the Russell 2000 Index and the Russell Mid Cap Index.  As of December 31, 2010, the market capitalization of companies included in the Russell 2000 Index & Russell Mid Cap Index ranged from approximately $10 million to $21.7 billion.